EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Following are subsidiaries of the registrant at February 26, 2002:

Blue Zone Solutions Inc.: wholly owned subsidiary of Blue Zone, Inc.; formed as a result of the amalgamation on January 1, 2002 of Blue Zone Productions Ltd. (incorporated in British Columbia, Canada on March 9, 1987 and continued out of British Columbia and into the federal jurisdiction of Canada under the Canada Business Corporations Act (CBCA) during fiscal 2001) and Blue Zone Solutions Inc. (formerly Blue Zone Entertainment Inc., incorporated in British Columbia on April 24, 1994 and continued out of British Columbia and into the federal jurisdiction of Canada under the CBCA during fiscal 2001).

Blue Zone International Inc.: wholly owned subsidiary of Blue Zone Solutions Inc.; incorporated in Barbados on July 5, 1996.